Exhibit 99.2

Notification of cessation of +securities

Announcement Summary

Entity name

BIONOMICS LIMITED

Announcement Type
New announcement

Date of this announcement
Monday January 09, 2023

Details of +securities that have ceased

Number of

ASX +security +securities that The +securities have Date of

code Security description have ceased ceased due to cessation

BNOAO OPTION EXPIRING

VARIOUS DATES EX VARIOUS PRICES

BNOAO OPTION EXPIRING

VARIOUS DATES EX VARIOUS PRICES

BNOAO OPTION EXPIRING

VARIOUS DATES EX VARIOUS PRICES

BNOAO OPTION EXPIRING

VARIOUS DATES EX VARIOUS PRICES

BNOAO OPTION EXPIRING

VARIOUS DATES EX VARIOUS PRICES

200,000 Expiry of option or other convertible security without exercise or conversion

4,000 Expiry of option or other convertible security without exercise or conversion

5,000 Expiry of option or other convertible security without exercise or conversion

100,000 Expiry of option or other convertible security without exercise or conversion

50,000 Expiry of option or other convertible security without exercise or conversion

11/12/2022 17/12/2022 18/12/2022 24/12/2022 30/12/2022

Refer to next page for full details of the announcement

Exhibit 99.2

Notification of cessation of +securities 1 / 6

Exhibit 99.2

Notification of cessation of +securities

Part 1 - Announcement Details

1.1 Name of +Entity
BIONOMICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type ABN

1.3 ASX issuer code BNO

1.4 The announcement is

New announcement

Registration Number

53075582740

1.5 Date of this announcement 9/1/2023

Notification of cessation of +securities 2 / 6

Exhibit 99.2

Notification of cessation of +securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
200,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

11/12/2022

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Expiry of options under employee incentive scheme to non-KMP members

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
4,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

17/12/2022

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Expiry of options under employee incentive scheme to non-KMP members

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
5,000

Notification of cessation of +securities 3 / 6

Exhibit 99.2

Notification of cessation of +securities

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

18/12/2022

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Expiry of options under employee incentive scheme to non-KMP members

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
100,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Any other information the entity wishes to notify to ASX about the cessation?

Expiry of options under employee incentive scheme to non-KMP members

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
50,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

24/12/2022

Is the entity paying any consideration for the cessation?

No

Date of cessation

30/12/2022

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Expiry of options under employee incentive scheme to non-KMP members

Notification of cessation of +securities 4 / 6

Exhibit 99.2

Notification of cessation of +securities

Notification of cessation of +securities 5 / 6

Exhibit 99.2

Notification of cessation of +securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

Total number of

ASX +security code and description +securities on issue

BNO : ORDINARY FULLY PAID 1,468,735,424

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

Total number of

ASX +security code and description +securities on issue

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 85,689,567

BNOAS : WARRANTS 142,000,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Notification of cessation of +securities 6 / 6